Cullen Thomas
Consulting Geologist
3621 Meadow Lane
Edmond, Oklahoma 73013

May 4, 2010

Mr. Charles Bitters
American Energy Production Inc.
PO Box 1406
Mineral Wells, Texas 76068

RESERVE AND ECONOMIC REPORT OF
AMERICAN ENERGY PRODUCTION INC.

An engineering and economic evaluation was prepared on oil and gas property working interests owned by Bend Arch Petroleum Inc. (“Bend Arch”), and Production Resources Inc. (“PRI”), both wholly owned subsidiaries of American Energy Production Inc. (the “Company”)  This evaluation includes twenty four (24) oil and gas leases that are classified as Proved Producing Reserves (PDP), Proved Behind Pipe Reserves (PDBP) and Proved Undeveloped Reserves (PUD).  PRI is the owner of all the leases in Medina County, Texas and operates two leases and Landmen of Texas, an independent contract operator, operates seven leases.  Proco Operating Co. Inc. operates the Bend Arch wells under a contract operating agreement.

Daily production as of December 31, 2009 for all entities is approximately 300 MCFD and 47 BOPD gross, of which 230 MCFD and 36 BOPD is net to the Company.  Remaining reserves, future cash flows and present worth values were calculated as of December 31, 2009. The attached Exhibit A lists the leases included in the evaluation with location and miscellaneous lease information.

Prior to December 31, 2008, the Company has reported the oil and gas reserves with Probable and Possible Reserve categories included.  Beginning with the December 31, 2008 Reserve and Economic Report included PDP, PDBP and PUD Proved Reserve categories.  Cullen Thomas Consulting Geologist believes this method of analyzing the reserves is a more conservative way to give value to all of the producing leases owned by The Company.

Information used in the evaluation was provided by Bend Arch and PRI and was supplemented by data gathered from public sources. Summary results of this report are provided below and details are presented in referenced attachments. The pricing scenario utilized in the evaluation was determined based on the average of monthly sale price of oil and gas for the twelve months of 2009.  Projected reserves and financial values are summarized as follows:

	OIL	Gas	Cash Flow	PV 10
Reserve Categories	MBBL	MMCF	Btax $	Btax $

PDP	290.803	740.468	$11,891,432	$3,945,862

PDBP	237.198	2764.269	$17,589,414	$7,191,067

PUD	7,117.642	22,032.078	$418,803,618	$135,217,286

TOTAL PROVED	7,645.642	25,536.814	$448,284,464	$146,354,215

A one-line economic summary (by lease) of the results from this evaluation is included in the attachments along with summary economics and a graph of gross production. Detailed results of the evaluation showing forecasts of production, reserves, revenues, and income for each lease are presented in a yearly format, and are attached and made part of this report. Lease summary reports have been included to provide details of the analysis.

EVALUATION METHODOLOGY AND RESERVES DISCUSSION

Each of the twenty four (24) existing leases was evaluated as separate entities for the purpose of PDP, PDBP and PUD and each lease has multiple wells. Each of the categories shown on Exhibit A were evaluated as an individual producing entity for the purposes of forecasting future production, remaining reserves, revenues, expenses and cash flow.

PRICING FORECAST

Reserve estimates and economic evaluations utilized a twelve month average of realized oil and natural gas prices for the year 2009. Prices were included at the lease or well level. These realized product prices reflect adjustments that include price differentials, BTU content, field losses and usage, and gathering and compression. No further adjustments to gas price for all of the factors mentioned above were included. Since actual wellhead revenue data was available for oil prices, no further adjustments were used. All prices were applied on a per-lease basis in the economic evaluations. Oil and gas prices were held constant for the life of each lease.
First month combined forecast prices are as follows:

Average of Monthly Oil and Gas Sale prices in 2009

                      Oil                              Gas
                           Bend Arch Production                     $ 56.79 / bbl             $ 3.6392 / MCF
                           Production Resources Inc.               $ 49.7978 / bbl

EXPENSES

Lease operating expenses were estimated based on actual expenses incurred by Bend Arch and PRI during 2009. Data from lease operating statements was provided and used to perform the customary analysis for determining base lease operating expenses. Overhead charges were excluded from use in this analysis. Lease expenses in this evaluation were held constant for the life of the lease at the 2009 monthly average. A concerted effort was made to apply reasonable expenses that should be conservative compared to actual amounts.

FUTURE WELL INVESTMENTS

Future well investments were assumed to be $350,000 per well for a 4,800 foot well and $80,000 for a 1,000 foot well. Bend Arch and PRI personnel verified this cost to be reasonable. Cullen Thomas Consulting Geologist cannot be responsible for drilling costs that exceed or are less than this assumption.

WELL OWNERSHIP INTERESTS

Ownership interests for all leases were taken from lease information provided by Bend Arch and PRI Cullen Thomas Consulting Geologist performed no further detailed lease ownership or title checks nor did Cullen Thomas Consulting Geologist compare the gross and net revenue to the working or net interests and, therefore; can take no responsibility for the accuracy of ownership interests used in this evaluation.

FUTURE INCOME

Future net revenue in this report includes deductions for state production taxes. Future net income is after deducting these taxes, future capital costs if known, but before consideration of any state and/or federal income taxes. The future net income has not been adjusted for any outstanding loans that may exist, nor does it include adjustments for cash on hand or undistributed income. No deductions were made for overhead, depletion, depreciation, interest expense, or any other indirect costs. Salvage value for equipment recovered at abandonment of properties was considered to be insignificant and no value was assigned. Future net income has been discounted at various annual rates, including a standard ten percent (10%), to determine its "present worth." The present worth is shown to indicate the effect of time on the value of money.

RESERVE DETERMINATION

The estimated reserves, revenues and cash flow shown in this report were determined for PDP, PDBP, and PUD attributable to Bend Arch and PRI’s net working and revenue interests.  Active producing properties with sufficient historical production to estimate future production rates and reserves are referred to as PDP. Reserve categories/definitions adhered to by most evaluation engineers are published by the Society of Petroleum Evaluation Engineers and were used as the basis for determining reserve categories in this report. Sufficient geological and engineering data was made available to categorize reserves with a reasonable degree of confidence.

GENERAL

Reserves and values included in this report are estimates only and should not be construed as being exact quantities. The reserve estimates were performed using a number of assumptions about long-term productivity; however, accepted engineering practices were used and were primarily based on historical rate decline analysis for existing producers. As additional pressure and production performance data becomes available, reserve estimates may increase or decrease in the future. The revenue from such reserves and the actual related costs may be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand in addition to other influencing factors, prices actually received for the reserves included in this report and the costs incurred in recovering such reserves may vary from the price and cost assumptions referenced. Therefore, in all cases, estimates of reserves and their value may increase or decrease in the future.
In evaluating the information available for this analysis, items excluded from consideration were all matters as to which legal or accounting, rather than engineering interpretation, may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and such conclusions necessarily represent only informed professional judgments.

The titles to the properties have not been examined nor has the actual degree or type of interest owned been independently confirmed. A field inspection of the properties is not usually considered necessary for the purpose of this report.

This report's exhibits include one-line economic summaries for each lease, graphical production history and forecast decline curves for individual leases, projected production and cash flow economic results by lease, and miscellaneous individual lease information. Additional information that was reviewed will be retained and is available for review at any time. Cullen Thomas Consulting Geologist can take no responsibility for the accuracy of the data used in the analysis, whether gathered from public sources or otherwise.

Cullen Thomas Consulting Geologist

/s/ Cullen Thomas
Cullan Thomas

Dated May 4, 2010